Exhibit 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement and related Prospectus of PulteGroup, Inc. for the registration of senior debt securities, subordinated debt securities, common shares (including related preferred share purchase rights), preferred shares, depository shares, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 8, 2016, with respect to the consolidated financial statements of PulteGroup, Inc., and the effectiveness of internal control over financial reporting of PulteGroup, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 19, 2016